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Exhibit 4.4  William Stemple's consulting agreement

Marketing Consultant's, Inc.
240 Mustang Trail Suite 6
Virginia Beach, Va 23452
757-498-9162 Fax  757-498-4288

Agreement

This agreement is between Marketing Consultants, Inc. And CFI Mortgage, Inc.. It is agreed that Marketing Consultants, Inc. will provide the following services:

Marketing Consultants, Inc. will assist CFI Mortgage, Inc. in the prospects of entering into a working relationship with Smartseal Cybercapital Limited, and in addition, assist in the creation and implementation of a telemarketing program utilizing "Onloan Software" which processes and generates mortgage loan applications, and any other work as they may be directed to perform on behalf of CFI Mortgage, Inc. Personnel as needed, will be hired and managed by Marketing Consultants, Inc. as per the needs of the projects.

In consideration for this agreement, CFI Mortgage, Inc. will issue to Marketing Consultants, Inc. 545,750 shares of CFI Mortgage, Inc. Common stock to be issued in the next S-8 registration.

The term of this agreement is from May 1, 2001 - December 31, 2001. The term of this agreement may be extended for additional periods at the option of Marketing Consultants, Inc..

Acceptance:
Marketing Consultants, Inc.                CFI Mortgage, Inc.
By:  /s/ William Stemple                   By:  /s/ Stephen E. Williams
Title:  C.E.O.                             Title:  President
                                           Date:  7/2/2001